GKN plc

GKN Corporate Centre
PO Box 55, Ipsley House, Ipsley Church Lane, Redditch,
Worcestershire B98 0TL, England
Tel +44 (0)1527 517715 Fax +44 (0)1527 517700

02 OCT 10 AM 10: 01

02055356

1 October 2002

The United States Securities and Exchange Commission,
Division of Corporate Finance,
Room 3094 (3-6),
450 5th Street,
Northwest,
Washington DC 20549,
USA.

SUPPL

Exemption File 82-5204

Dear Sir,

For your information I enclose a copy of an announcement sent to the London Stock Exchange today.

Yours faithfully,

David Pavey
Assistant Company Secretary

Enc.

PROCESSED
NOV 21 2002
THOMSON FINANCIAL

dlw 11/20

COMPLIANCE/SEC/COR/notification of press release

Announcement by GKN plc

Directors' Interests in Shares

GKN plc (the 'Company') was informed on Monday 1 October 2002, that the following Directors of the Company had 50p ordinary shares of the Company purchased on their behalf on 30 September 2002. The shares were purchased under the GKN Dividend Reinvestment Plan in respect of the interim dividend for the year ending 31st December 2002 at a price of 246.75p per share:

Director	Number of shares purchased	Total holding following this notification
Mr. R.W. Etches	416	28,382
Mr. R. J. Clowes	499	39,090

On 1st October 2002, GKN Quest Trustee (No.2) Ltd, the trustee of the discretionary trust established by deed on 8 November 2001 to facilitate the operation of the GKN SAYE Share Option Schemes (the 'Schemes'), subscribed for 65,140 50p ordinary shares of GKN plc at 243.75p per share, representing less than 0.009% of the current issued share capital. The shares were immediately transferred by GKN Quest Trustee (No.2) Ltd to employees who had validly exercised options granted under the Scheme in respect of such shares.

The Executive Directors of GKN plc are potential beneficiaries under the discretionary trust (together with all other UK employees of the GKN Group) and are therefore interested in the shares whilst they are held by GKN Quest Trustee (No.2) Ltd.

Grey Denham
Secretary

1 October 2002